EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-34554, No. 333-34556, No. 333-34558, No. 333-85962 and 333-121035 of Collectors Universe, Inc. on Form S-8 of our report dated September 23, 2004 (January 6, 2005 as to the effects of the restatement discussed in Note 15) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in accounting for goodwill and other intangible assets effective July 1, 2002; a restatement to report the assets and related liabilities of the collectibles auctions and direct sales businesses as held for sale and the related operating results as discontinued operations; and the restatement as described in Note 15), appearing in this Annual Report on Form 10-K/A of Collectors Universe, Inc. for the year ended June 30, 2004.

DELOITTE & TOUCHE LLP

Costa Mesa, California
January 18, 2005